SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)



                        SHELLS SEAFOOD RESTAURANTS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   822809 10 9
                                 (CUSIP Number)

                             Jonathan E. Cole, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                              Palm Beach, FL 33480
                                 (561) 833-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 22, 1997
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].



NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(1)    Name of Reporting Persons: ROBERT E. DEZIEL
       S.S. or I.R.S. Identification Nos. of Above Persons:
                   ###-##-####

(2)    Check the Appropriate Box if a Member of a Group*                 (a) [ ]

                                                                         (b) [ ]
(3)    SEC Use Only

(4)    Source of Funds*
       PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)    Citizenship or Place of Organization: UNITED STATES
Number of Shares                   (7)   Sole Voting Power               184,000
Beneficially Owned                 (8)   Shared Voting Power             -0-
by Each Reporting                  (9)   Sole Dispositive Power          184,000
Person With                       (10)   Shared Dispositive Power        -0-

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person:     184,000

(12)   Check if the Aggregate  Amount in Row (11)
       Excludes Certain Shares                                             *[ ]

(13)   Percent of Class Represented by Amount of Row (11):                  4.4%

(14)   Type of Reporting Person*: IN

This  Amendment  No. 4 to the Schedule 13D filed on June 4, 1997 (the  "Original
Schedule 13D"), as amended by Amendment No. 1 thereto filed on June 20, 1997, Amendment No. 2 thereto filed on August 28, 1997, and Amendment No. 3 thereto filed on September 25, 1997 (as amended, the "Amended Schedule 13D"), is filed by Robert E. Deziel to reflect the exercise of certain options granted to him pursuant to the settlement among Mr. Deziel, L&L Foods and related parties of the dispute surrounding the May 25 Agreement. Capitalized terms used herein without definition which are defined in the Amended Schedule 13D shall have the meanings set forth therein.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) Mr. Deziel purchased 100,000 shares of Shells common stock reported in this Amendment No. 4 from L&L Foods on October 22, 1997, pursuant to the exercise of an option granted to him under the terms of a Compromise and Settlement Agreement dated September 19, 1997 (the "Compromise and Settlement Agreement"), which was previously filed as Exhibit 99.3.1 to Amendment No. 3 to the Original Schedule 13D.

     Sub-items (b)-(j) are not applicable.

ITEM 5. INTEREST IN SECURITIES OF SHELLS.

     The response of Mr. Deziel to Item 5(a) in the Amended Schedule 13D is hereby supplemented and modified as follows:

     Pursuant to the terms of the Compromise and Settlement Agreement, Mr. Deziel purchased from L&L Foods on September 19, 1997 100,000 shares of Shells common stock at a purchase price of $6.00 per share, for an aggregate purchase price of $600,000. On October 22, 1997, Mr. Deziel exercised an additional option granted by L&L Foods under the Compromise and Settlement Agreement to purchase 100,000 shares of Shells common stock at a purchase price of $6.00 per share, for an aggregate purchase price of $600,000. Under the Compromise and Settlement Agreement, L&L Foods also granted Mr. Deziel an option to purchase an additional 64,800 shares of Shells common stock at an exercise price of $12.00 per share. Mr. Deziel chose not to exercise such option, which expired on the close of business on October 31, 1997. On or about October 8, 1997, Mr. Deziel sold, in an open market transaction, 3,665 shares of Shells common stock at $13.50 per share for aggregate proceeds of $49,477.50. On or about October 27, 1997, Mr. Deziel sold, in an open market transaction, 40,000 shares of Shells common stock at $13.40 per share for aggregate proceeds of $536,000. Following such transactions, Mr. Deziel is the beneficial owner of 184,000 shares, or 4.4%, of Shells' issued and outstanding common stock. Of these 184,000 shares beneficially owned, Mr. Deziel has (i) sole power to vote and to direct the vote, and sole power to dispose or direct the disposition, of all such shares, and (ii) no shared power to vote and to direct the vote, and no shared power to dispose or direct the disposition, of any shares.

     (e) Mr. Deziel ceased to be the beneficial owner of more than five percent of Shells common stock on or about October 27, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SHELLS.

     As described in Item 4, Mr. Deziel, L&L Foods and related parties entered into a Compromise and Settlement Agreement on September 19, 1997. Pursuant to the terms of the Compromise and Settlement Agreement, Mr. Deziel has purchased from L&L Foods an aggregate of 200,000 shares of Shells common stock at a purchase price of $6.00 per share. Mr. Deziel chose not to exercise an option to purchase an additional 64,800 shares of Shells common stock at an exercise price of $12.00 per share, which expired on the close of business on October 31, 1997.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 7, 1997            /S/ ROBERT E. DEZIEL
                                    --------------------
                                        Robert E. Deziel